UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other events

Resignation of Chief Financial Officer and Appointment of Chief Financial Officer

On September 6, 2023, the Board of Directors (the “Board”) of ReNew Energy Global plc (“ReNew”) accepted the resignation of Mr. Kedar Upadhye as the Chief Financial Officer of ReNew Energy Global Plc. Mr. Upadhye’s resignation will be effective on October 30, 2023. Mr. Upadhye is resigning to pursue an opportunity outside ReNew in a products-driven sector and his decision to resign is purely for personal reasons and not a result of any dispute or disagreement with ReNew, its Board or management, or any matters relating to the operations, performance, policies, or practices of ReNew. The Board thanks Mr. Upadhye for his services and wishes him well in his future endeavors.

Mr. Upadhye will continue as ReNew’s Chief Financial Officer until the effective date of his resignation. Following Mr. Upadhye’s resignation, Mr. Kailash Vaswani has been appointed as Chief Financial Officer of ReNew with effect from October 31, 2023.

Mr. Upadhye said “ReNew is a leader in the India renewables market including in governance and controls and I believe the company has a tremendous future ahead of it. I want to thank the Board and the senior management of ReNew, in particular Sumant, for a rewarding experience.”

Mr. Vaswani is President, Corporate Finance at ReNew, previously served as an interim CFO and is one of the founding team members of the company. He has been instrumental in raising over US$15 billion of debt and equity for the company since its inception. In addition, Mr. Vaswani has been responsible for M&A deals with several marquee investors and has also led treasury, capital allocation, IR and cash management. As part of ReNew’s senior management, he has significantly contributed to the company’s growth by being involved in strategic decisions and organization building as well as the growth of the asset portfolio through organic and inorganic additions.

Mr. Vaswani is a chartered accountant and previously worked in financial markets. He started his career as a Research Analyst at CRISIL (owned by S&P and India’s leading rating provider) before moving to Morgan Stanley in a fixed income research role covering the US and European bond markets. Mr. Vaswani also worked at Aditya Birla Group and Saffron Asset Advisors in various corporate finance and investment roles and helped them with investment decisions in excess of US$6.5 billion in India and the United States.

Mr. Vaswani said: “I am excited to take on this role and continue my journey of building ReNew to make it the best decarbonization solution provider in the world. This is just the start of a multi-decade energy transition opportunity, and I am very excited to be part of the ReNew team.”

Mr. Sumant Sinha said: “it is unfortunate to see Kedar leaving but we recognize that people have personal reasons. We wish him well. We are fortunate to have somebody of the caliber of Kailash in our organization and are delighted that he can take over the CFO role. Kailash has been instrumental in helping ReNew attain a leadership position in the sector through his decade of fundraising and finance activities at ReNew.”

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), are incorporated by reference into the Registrant’s registration statement on Form F-3, SEC file number 333-259706, filed by the Registrant on October 13, 2022 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2023	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary